SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             -------------------

                                  SCHEDULE TO
                                (RULE 14d-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                             -------------------

                       MICROCELL TELECOMMUNICATIONS INC.

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                      (Name of Subject Company (Issuer))

                             ROGERS WIRELESS INC.
                      ROGERS WIRELESS COMMUNICATIONS INC.

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                      (Name of Filing Persons, Offerors)

                       CLASS A RESTRICTED VOTING SHARES
                           CLASS B NON-VOTING SHARES
                                 WARRANTS 2005
                                 WARRANTS 2008

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                       (Title of Classes of Securities)

                                   59501T882
                                   59501T874
                                   59501T163
                                   59501T171

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                    (CUSIP Numbers of Class of Securities)

                             DAVID P. MILLER, ESQ.
                             ROGERS WIRELESS INC.
                      ONE MOUNT PLEASANT ROAD, 16TH FLOOR
                           TORONTO, ONTARIO M4Y 2Y5
                                    CANADA
                                (416) 935-1100

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                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             John T. Gaffney, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                (212) 474-1000
                              -------------------

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 30, 2004 (as amended, the "Schedule TO"), relating to the offers (collectively, the "Offers") by Rogers Wireless Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and a wholly-owned subsidiary of Rogers Wireless Communications Inc. (the "Parent"), a corporation incorporated under the CBCA, to purchase all of the issued and outstanding class A restricted voting shares (the "Class A Shares"), class B non-voting shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares," including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights and the Warrants), Warrants 2005 (the "Warrants 2005") and Warrants 2008 (the "Warrants 2008" and, collectively with the Warrants 2005, the "Warrants," and together with the Shares, the "Securities"), of Microcell Telecommunications Inc. (the "Company"), a corporation incorporated under the CBCA, at a purchase price of Cdn.$35.00 per Class A Share, Cdn.$35.00 per Class B Share, Cdn.$15.79 per Warrant 2005 and Cdn.$15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated September 30, 2004, and the related Letters of Acceptance and Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials").

          Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offers to Purchase and Circular.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The previously disclosed proposed amendments to the Bank Facility were made effective as of October 8, 2004. The Second Amendment Agreement including such amendments is included herein as Exhibit (b)(4).

ITEM 12. EXHIBITS

(b)(4) Second Amendment Agreement to the Amended and Restated Credit Agreement, dated as of October 8, 2004, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent.

(g)(1) Soliciting Dealer Information Memorandum, dated September 30, 2004.

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2004                  ROGERS WIRELESS INC.

                                        By: /s/  GRAEME MCPHAIL
                                            ----------------------------------
                                            Name:  Graeme McPhail
                                            Title: Vice President, Associate
                                                   General Counsel


                                        ROGERS WIRELESS COMMUNICATIONS INC.

                                        By: /s/  GRAEME MCPHAIL
                                            ----------------------------------
                                            Name:  Graeme McPhail
                                            Title: Vice President, Associate
                                                   General Counsel

                                 EXHIBIT INDEX

EXHIBIT NUMBER    DESCRIPTION
--------------   -------------------------------------------------------------

(b)(4) Second Amendment Agreement to the Amended and Restated Credit Agreement, dated as of October 8, 2004, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent.

(g)(1)           Soliciting Dealer Information Memorandum, dated September 30,
                 2004.